Our date
2004-02-11

Our reference
ms040211

Attending to this matter, tel. direct line, fax direct line
KF/Båtelsson, +46 26 261020

Your date

Your reference

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

04010117

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

PROCESSED
FEB 26 2004
THOMSON FINANCIAL

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Report on the fourth quarter and full-year 2003, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,
SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg. NO. 556000-3468 VAT No.SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 22

K 002

SANDVIK

Press Release

SANDVIK AB
Report on the fourth quarter and full-year 2003

"It is a pleasure to note that the business climate improved during the fourth quarter and that Sandvik's sales volume increased for the sixth consecutive quarter. Measures to increase productivity and reduce costs were implemented in all business areas, but could not fully offset the negative currency effect. Earnings were affected by nonrecurring expenses that were announced in conjunction with the interim report for the third quarter.

The result for the full-year 2003 was satisfactory despite the weak business climate. The focus on market shares contributed to the increase in the Group's sales volume. Productivity improved but earnings declined due to negative currency effects and nonrecurring expenses related to the American subsidiary Precision Twist Drill. Integration of the Walter and Valenite companies acquired in 2002 proceeded as planned. The strengthened market positition combined with implemented improvement measures have made the Group well positioned for continued profitable growth.

The Board proposes an increase of the dividend to the Annual General Meeting on 6 May 2004 to SEK 10.50 per share (10.00)," says CEO and President Lars Pettersson.

Key figures SEK M	**Q4 2003**	Q4 2002	Change %	**Q1-4 2003**	Q1-4 2002	Change %
Order intake	**12 450**	12 680	-2 1)	**49 830**	50 230	-1 1)
Invoiced sales	**12 880**	12 660	+2 2)	**48 810**	48 700	0 2)
Operating profit	**805**	1 523	-47	**4 967**	5 771	-14
%	**6**	12		**10**	12	
Operating profit excl. nonrecurring expenses*	**1 405**	1 523	-8	**5 567**	5 771	-4
%	**11**	12		**11**	12	
Profit after financial items	**612**	1 309	-53	**4 187**	5 063	-17
%	**5**	10		**9**	10	
Profit after financial items excl. nonrecurring expenses*	**1 212**	1 309	-7	**4 787**	5 063	-5
%	**9**	10		**10**	10	
Net profit	**258**	940		**2 788**	3 436	
%	**2**	7		**6**	7	
Earnings per share, SEK				**11.20**	13.70	
Return on capital employed, %				**13.4**	15.4	

1) +5 % and +4 %, respectively, at fixed exhange rates for comparable units.
2) +8 % and +5 %, respectively, at fixed exhange rates for comparable units.
* Nonrecurring expenses: write down of goodwill and restructuring expenses totaling SEK 600 M in the fourth quarter 2003 related to the American subsidiary Precision Twist Drill.

Postal address	Public company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 43

Sales (see appendix 2)


Order intake by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
01
02
03


Invoiced sales by quarter, SEK M
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
01
02
03

Order intake in the fourth quarter amounted to SEK 12,450 M (12,680), down 2% compared with the preceding year and an increase of 5% at fixed exchange rates for comparable units. Changes in currency rates affected order intake negatively by 6%. Adjusted for a number of large project orders in the fourth quarter of 2002, the volume increase would have been an additional 4 percentage points higher.

Order intake for **full-year 2003** amounted to SEK 49,830 M (50,230), a decline of 1% in total, but an increase of 4% at fixed exchange rates for comparable units. Changes in currency rates affected order intake negatively by 7%.

Order intake – Development by market area

	Fourth quarter 2003			Full-year 2003		
Market area	**Order intake SEK M**	**Change* %**	**Share %**	**Order intake SEK M**	**Change* %**	**Share %**
EU	4 863	-3	39	20 301	+1	41
Rest of Europe	835	-17	7	3 696	0	7
Europe total	5 698	-6	46	23 997	+1	48
NAFTA	2 499	+1	20	10 086	-3	20
South America	559	+20	4	2 130	+16	4
Africa/Middle East	840	+18	7	3 079	+13	6
Asia/Australia	2 854	+32	23	10 538	+13	22
Total	12 450	+5	100	49 830	+4	100

* Change from preceding year at fixed exchange rates for comparable units.

Order intake within Europe declined 6% in the **fourth quarter**. Adjusted for a number of large project orders within Sandvik Mining and Construction in the fourth quarter of 2002, the trend was slightly positive. Sandvik Tooling reported an increase of the order intake in Europe of 4%. As previously, demand was favorable in Germany and the UK, but remained weak in France and Italy. Order intake in NAFTA increased, with a favorable development for Sandvik Tooling and Sandvik Mining and Construction. Sandvik Materials Technology reported a decline, which should be viewed considering a large order within the Process Systems product area in the fourth quarter of 2002. Order intake in South America, Africa, Asia/Australia remained very strong, particularly for Sandvik Tooling and Sandvik Mining and Construction.

Activity within the general engineering industry stabilized in the EU, and remained favorable in Eastern Europe. Demand from most customer segments in NAFTA stabilized or increased somewhat. Order intake from the electronics industry continued to increase, particularly in Japan. Activity in the mining industry was high in all market areas. The market for civil engineering and infrastructure was stable in Europe and an increase in activity was noted in NAFTA. The market for standard products within Sandvik Materials Technology improved somewhat from a low level. Niche products for the oil/gas, energy and automotive industries continued to develop favorably.

Invoicing in the fourth quarter amounted to SEK 12,880 M (12,660), an increase of 2% in total and 8% at fixed exchange rates for comparable units. Lower currency rates affected invoiced sales negatively by 6% in the quarter. Invoicing volume rose 2% for Sandvik Tooling, 23% for Sandvik Mining and Construction and 4% for Sandvik Materials Technology. Group invoicing for the **full year** amounted to SEK 48,810 M (48,700), unchanged in total and an increase of 5 % at fixed exchange rates for comparable units. Invoicing rose in all business areas. Invoicing for the full year was negatively affected by changing currency rates by 7%.

Earnings, cash flow and return (see appendix 1)


SEK M
Quarter
Operating Profit
SEK M
Rolling
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
8 000
6 000
4 000
2 000
0
01
02
03
Quarter
Rolling 12 months
excl. nonrecurring expenses in Q4 2003


Return * (Rolling 12-months)
25%
20%
15%
10%
5%
0%
01
02
03
Return on capital employed
Return on equity
* incl. nonrecurring expenses in Q4 2003

Operating profit in **the fourth quarter** amounted to SEK 805 M (1,523), 6% of invoicing, including nonrecurring expenses in the form of write-downs of goodwill and restructuring costs in the US subsidiary Precision Twist Drill amounting to SEK 600 M. Operating profit excluding nonrecurring expenses amounted to SEK 1,405 M (1,523), 11% of invoicing. Changed currency rates affected earnings negatively by SEK 90 M. All business areas reported a positive earnings trend compared with the previous quarter, when the negative currency effect and the nonrecurring expenses in the Sandvik Tooling business area are excluded.

Operating profit for the **full year** amounted to SEK 4,967 M (5,771), 10% of invoicing including the aforementioned nonrecurring expenses of SEK 600 M. Adjusted for this item, operating profit was SEK 5,567 M, 11% of invoicing. The decline compared with a year earlier was SEK 204 M, including changes in currency rates that affected earnings negatively by SEK 700 M.

Net financial items in the fourth quarter was an expense of SEK 193 M (expense: 214). Net financial items for the full year was an expense of SEK 780 M (expense: 708). Profit after net financial items in the fourth quarter was SEK 612 M, 5% of invoicing and for the full year SEK 4,187 M, 9% of invoicing including nonrecurring expenses related to the subsidiary Precision Twist Drill.

Tax for the quarter was SEK 306 M (310) and SEK 1,212 M (1,431) for the full year. The tax rate was affected by the nondeductible nonrecurring expense for PTD.

Net profit for the quarter was SEK 258 M (940) and SEK 2,788 M (3,436) for the full year. Earnings per share was SEK 1.10 for the quarter (3.70) and SEK 11.20 for the full year (13.70 for full-year 2002).

Investments in the quarter amounted to SEK 1,043 M, of which acquisitions SEK 12 M. Investments for the full year amounted to SEK 3,260 M, of which acquisitions SEK 107 M. Cash flow from operations amounted to SEK 2,230 M for the quarter and SEK 6,421 M (7,190) for the full year. Working capital expressed as percentage of invoicing developed positively during the quarter and declined during the year by 2 percentage points to 31%. Cash flow after investment activities was SEK 1,278 M for the quarter and SEK 3,655 M for the full year (2,482).

The return on capital employed was 13.4% (15.4) and the return on equity 12.8% (14.9). Interest-bearing liabilities and provisions less liquid funds resulted in net debt of SEK 11,796 M (11,435). Liquid funds amounted to SEK 1,972 M (2,175) and loans to SEK 10,167 M (10,907).

The number of shares outstanding was 250,013,150. Equity per share was SEK 85.80 (92.80) and the equity/assets ratio was 46% (48). Net debt/equity ratio was 0.5 (0.5).

Group expenses in 2003 for research, development and quality assurance amounted to SEK 1,860 M (1,853), 3.8% (3.8) of invoicing.

The number of employees amounted to 36,930 (37,388), which was a decline during the fourth quarter of 160 persons for comparable units. The decline for comparable units from the beginning of the year was about 370 persons.

Key figures	**Full year 2003**	Full year 2002
No. of outstanding shares at end of period ('000)	**250,013**	250,012
Earnings per share, SEK*	**11.20**	13.70
After full dilution**	**10.90**	13.50
Return on capital employed, %	**13.4**	15.4
Return on shareholders' equity, %	**12.8**	14.9
Net debt/equity ratio	**0.5**	0.5

* Most recent 12 months divided by average number of outstanding shares, 250,012,000.

** After full dilution of outstanding convertible programs, the average number of shares amounts to 254,921,000 (255,418,000).

Parent Company

Parent Company invoicing was SEK 11,974 M (11,935) and operating profit SEK 1,018 M (1,428). Interest-bearing liabilities and provisions less liquid funds resulted in net debt of SEK 3,110 M (693 at 31 December 2002). Parent Company investments in fixed assets amounted to SEK 1,077 M (856).

Business areas (see appendix 2)

Sandvik Tooling

SEK M	Q4 2003	Q 4 2002	Change %		Q1-4 2003	Q 1-4 2002	Change %	
Order intake	**4 514**	4 618	+6	*	**18 187**	17 904	+3	*
Invoiced sales	**4 488**	4 757	+2	*	**18 090**	17 840	+3	*
Operating profit	**101**	695	-85		**2 286**	2 711	-16	
%	**2**	15		**	**13**	15		**

* At fixed exchange rates for comparable units.
** Excluding the Walter and Valenite product areas and write down of goodwill and restructuring expenses in PTD, the operating margin was:
Q4 2003: 20% Q1-4 2003: 19%
Q4 2002: 19% Q1-4 2002: 18%

Sandvik Tooling's order intake in the **fourth quarter** amounted to SEK 4,514 M (4,618), an increase of 6% compared with a year earlier at fixed exchange rates for comparable units. Order intake in the EU and NAFTA improved and development remained strong in Asia and rest of the world.

Invoicing amounted to SEK 4,488 M (4,757), which was an increase compared with the preceding year of 2% at fixed exchange rates for comparable units.

Operating profit in the fourth quarter amounted to SEK 101 M (695), or 2% of invoicing including nonrecurring expenses related to the US subsidiary Precision Twist Drill (PTD) of SEK 600 M. Operating profit excluding nonrecurring expenses was SEK 701 M (695), or 16% of invoicing. Increased volumes, higher productivity and effects of implemented structural changes thereby offset the negative effect of changed currency rates.

Walter and Valenite are included in invoicing with the amount of SEK 924 M and in earnings with a loss of SEK 3 M (after goodwill amortization). Walter posted continued favorable sales in the quarter for both tools and machinery. Valenite's sales declined somewhat, however, and operating earnings amounted to a loss. It was decided in the fourth quarter to close the plant in Gainesville, Texas, as well as three smaller production units in South Carolina. Production of cemented-carbide tools is now being concentrated to a plant in Westminster, South Carolina, which is being expanded and upgraded with modern production technology. Valenite is also being fully integrated into Sandvik Tooling's distribution network in the NAFTA region. Competitiveness has also been strengthened through the introduction of new modern products based on Sandvik Tooling's technology.

Order intake for the **full year** amounted to SEK 18,187 M (17,904). Invoicing was SEK 18,090 M (17,840), up 3% for comparable units. Demand within the EU and NAFTA was initially weak but improved toward year-end. In contrast, demand in Europe, Eastern Europe and Asia/Australia was strong during the year. The trend for cemented-carbide metalworking tools was satisfactory and market shares increased. The market for tools in high-speed steel remained weak, particularly in NAFTA.

Operating profit was SEK 2,286 M, 13% of invoicing. Excluding nonrecurring expenses in the fourth quarter, related to PTD, profit was SEK 2,886 M, 16% of invoicing. Profit rose compared with the preceding year despite a weak business climate and negative currency effects.

The number of employees at year-end was 14,869, a decline of 160 persons. Return on capital employed amounted to 16% (19).

Sandvik Mining and Construction

SEK M	Q4 2003	Q4 2002	Change %		Q1-4 2003	Q1-4 2002	Change %	
Order intake	**3 867**	3 526	+17	*	**14 888**	14 833	+6	*
Invoiced sales	**3 951**	3 387	+23	*	**14 299**	13 842	+9	*
Operating profit	**376**	397	-5		**1 444**	1 477	-2	
%	**10**	12			**10**	11		

* At fixed exchange rates for comparable units.

Sandvik Mining and Construction's order intake in the **fourth quarter** amounted to SEK 3,867 M (3,526), an increase of 17% at fixed exchange rates for comparable units. Demand from the mining industry in base and precious metals continued to be strong in all market areas. Increased demand for raw materials and higher mechanization resulted in increased sales of machinery, tools and service. Demand in the construction industry remained stable in Europe and an increased activity was noted in NAFTA.

Invoicing rose 23% at fixed exchange rates for comparable units compared with fourth quarter 2002 and amounted to SEK 3,951 M (3,387). The volume trend was positive for machinery, tools and service contracts.

Operating profit declined 5% to SEK 376 M (397), or 10% of invoicing. The decline compared with a year earlier was due mainly to negative currency effects as well as to a somewhat changed product mix.

Order intake for the **full year** amounted to SEK 14,888 M (14,833). Invoicing was SEK 14,299 M (13,842), up 9% at fixed exchange rates for comparable units. Operating profit was SEK 1,444 M (1,477), or 10% of invoicing. The decline compared with the preceding year was attributable mainly to changed currency rates. During the autumn, parts of the operations in the US were divested. A decision was made within Sandvik Rock Processing on restructuring of production units in Sweden.

The number of employees at year-end was 8,654, an increase of 26 persons. The service organization increased by 186 persons. Return on capital employed was 18% (18).

Sandvik Materials Technology

SEK M	Q4 2003	Q4 2002	Change %		Q1-4 2003	Q1-4 2002	Change %	
Order intake	**3 081**	3 542	-7	*	**12 790**	13 414	+2	*
Invoiced sales	**3 447**	3 518	+4	*	**12 467**	12 970	+3	*
Operating profit	**248**	342	-27		**750**	1 182	-37	
%	**7**	10			**6**	9		

* At fixed exchange rates for comparable units.

Sandvik Materials Technology's order intake in the **fourth quarter** amounted to SEK 3,081 M (3,542), down 7% from the preceding year at fixed exchange rates for comparable units. The decline should be viewed considering the large project order (SEK 350 M) received in fourth quarter 2002. Adjusted for this order, order intake was slightly positive in Europe and NAFTA. Demand for niche products to the oil/gas and automotive industries remained favorable. Order intake for standard products to the general engineering industry improved somewhat from a low level. The trend was positive for products to the electronics industry in Asia.

Invoicing amounted to SEK 3,447 M (3,518), an increase of 4% at fixed exchange rates for comparable units.

Operating profit was SEK 248 M (342), or 7% of invoiced sales. The decline in earnings compared with a year earlier is due mainly to negative currency effects and lower capacity utilization. The improvement compared with the third quarter is primarily attributable to increased volumes.

Order intake for the **full year** amounted to SEK 12,790 M (13,414). Invoicing was SEK 12,467 M (12,970). Operating profit declined to SEK 750 M (1,182), 6% of invoicing, due mainly to negative currency effects and weak business climate for parts of the operations. The ongoing program of change for a better product mix and increased productivity will successively have positive effects on the business area's profitability.

The number of employees at year-end was 7,962, a decline of 320 persons. Return on capital employed amounted to 7% (10).

Accounting principles

This report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20.

As of 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits in consolidated accounting. The rules are based on IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with local rules in each country.

The transition to RR29 on 1 January resulted in an increase of about SEK 1,675 M in the Group's pension liabilities. Net, after deduction for deferred taxes, the consolidated shareholders' equity was reduced at 1 January by SEK 1,053 M.

As of 2003, the Swedish Financial Accounting Standards Council's recommendation RR25 regarding segment reporting is applied. Sandvik's operating segments are the business areas. Accordingly, in this report the relevant information is provided in the description by business area.

Significant events 2003

- In May, Sandvik announced the acquisition of additional shares in the German company Walter AG. The Group's shareholding in the company now amounts to 96.44% of the votes, including the repurchased 5.18% that is owned directly by the Walter company. Sandvik's objective is to attain 100% ownership.

- In June, Sandvik inaugurated a new plant in India for the assembly of crushers, feeders and screens. The facility, which is located within Sandvik's industrial area in Pune in the state of Maharashtra, will have 25 employees.

- In Shanghai, China, Sandvik inaugurated a new plant in March for the production of process systems and press plates. Fully completed, the unit will have 50 employees. There is also a demonstration and service center for customers at the plant.

- On 21 August, Sandvik sold its 49% minority interest in Eurotungstène Poudres S.A., France, to Eramet S.A., France. Eramet, which already held 51% of the shares in Eurotungstène Poudres S.A., thus became the sole owner of the company. Eurotungstène Poudres S.A., with approximately 125 employees, manufactures powder based on cobalt and wolfram mainly for producers of diamond tools.

- On 30 September, Sandvik Mining and Construction divested a unit in the U.S. to DBT (Deutsche Bergbau-Technik). The sale concerned operations within Eimco, Bluefield, with annual sales of approximately SEK 400 M. Moreover, the Chemical Products Division unit of Sandvik MGT, Bristol, with sales of approximately SEK 100 M, was divested to Minova (USA) Inc.

- In November, Sandvik reached an agreement to transfer parts of the operations of the support company Sandvik Service in Sandviken to Manpower Solutions as of January 2004. The term of the agreement is five years and includes construction and facilities management, payroll services and company healthcare. The remaining units of the service company will be transferred to other units within Sandvik. About 180 persons are being transferred to Manpower Solutions.

- Lars Josefsson was appointed President of the Sandvik Mining and Construction business area and a member of Group Executive Management, effective 1 January 2004. Lars Josefsson holds a M.Sc. Eng. degree and was previously President of Alstom Sweden.

- Anders Ilstam, who was President of the Sandvik Mining and Construction business area since 1998 and a member of Group Executive Management, was appointed Executive Vice President of Sandvik AB, effective 1 January 2004.

- Carina Malmgren Heander was appointed Vice President Human Resources and member of Group Executive Management, as of 1 October 2003. Carina Malmgren Heander, MBA, was previously Vice President Human Resources within ABB AB.

- Tom Erixon, previously Group Vice President IT and Business Development, was appointed President of the Sandvik Hard Materials product area and a member of the management team of Sandvik Tooling, effective 1 October 2003.

Delisting from the London Stock Exchange

The Board of Directors has decided to delist the Sandvik share from the London Stock Exchange (LSE). The reasons for the listing in 1977 are no longer considered applicable. Last day for trading in the Sandvik share on the LSE is proposed as 10 March 2004.

Profit sharing and options

Since 1986, Sandvik has a profit-sharing system for all employees at wholly owned companies in Sweden. The Group's return in 2003 means that SEK 140 M is allocated to the profit-sharing fund.

A stock option plan was introduced in 2000 for about 300 senior executives in Sweden and abroad. The five-year option plan replaces a five-year bonus program terminated in 1999. The option plan provides the possibility of an annual allocation of personnel options on Sandvik shares with a lifetime of five years and the right to exercise after three years, conditional upon continued employment. The number of options is based on the return on capital employed achieved by Sandvik in the preceding year. The program is based on existing shares and accordingly does not result in any dilution for current shareholders.

In accordance with the five-year stock option plan and based on the results for 2003, the Board of Directors has decided to allocate options for a total value, in accordance with the Black&Scholes valuation model, of SEK 12.5 M to about 300 senior executives and specialists in the Group. The allocation represents 25% of the maximum allocation. The number of options amounts to 315,000, of which 10,000 to the President. The exercise price for the options will be 110 percent of the average share price during the three trading days following publication of the year-end financial report.

The new options are hedged financially to limit the effect of future fluctuations in the price of Sandvik shares on the company's costs.

The Board has also decided not to introduce any new options program for the fiscal year 2004. The conditions for a new long-term incentive program will be evaluated during the year.

Audit Committee

The Board of Directors has decided to establish an Audit Committee comprising two elected Board members.

Proposals to the Annual General Meeting, 6 May 2004

The Annual General Meeting will be held in Sandviken on 6 May 2004 at 18:00. The Annual Report will be distributed to the shareholders approximately one month prior to the Meeting.

Dividend

The Board of Directors proposes a dividend of SEK 10.50 per share (10.00) or SEK 2,640 M (2,500). The proposal represents an increase of 5% from a year earlier and the dividend corresponds to 94% of earnings per share. The proposed record date for dividend entitlement is 11 May 2004.

Repurchase of shares

Sandvik's high profitability and its strong cash flow facilitate a strong focus on organic growth and acquisitions as well as an aggressive policy for dividend and repurchases. Against this background, the Board has decided to propose that the Annual General Meeting on 6 May 2004 authorize the Board to continue to repurchase the company's own shares. It is proposed that the

company may hold its own shares (treasury stock) amounting to not more than 10% of the total number of shares, corresponding to 25.8 million shares. At 31 December 2003, Sandvik held 8,697,000 (8,697,000) of its own shares, corresponding to 3.4% of the total number of shares (258,710,150). The purchase shall be made on Stockholmsbörsen (Stockholm Exchange) at the prevailing market price. The buy-back is a step in an adjustment of the company's capital structure in accordance with established financial objectives.

Nomination Committee prior to Annual General Meeting 6 May 2004

In accordance with a decision at Sandvik AB's Annual General Meeting, the Board has a Nomination Committee comprising representatives of the four largest shareholders together with the chairman of Sandvik. Accordingly, prior to the Annual General Meeting 2004 Sandvik's Nomination Committee comprises, Carl-Olof By, Industrivärden, Curt Källströmer, Handelsbanken Pension Foundation and Pension Fund, Marianne Nilsson, Robur, Lars Otterbeck, Alecta and Sandvik's chairman Clas Åke Hedström.

Sandviken, 11 February 2004

Sandvik AB; (publ)
Board of Directors

Appendices:
1. Group summary
2. Invoicing and operating profit

The report has not been reviewed by the Company's auditors.

Sandvik Group's result for the first quarter of 2004 will be published in connection with the Company's Annual General Meeting on 6 May 2004.

For additional information, please call +46 (0)26-26 10 01.

A combined presentation and telephone conference will be held at the Operaterrassen in Stockholm on 11 February. For further information visit www.sandvik.com

Sandvik AB
811 81 Sandviken
+46 (0)26-26 00 00
www.sandvik.com
org.nr: 556000-3468

Consolidated Financial Information, SEK M

Income statement	Q4 2003	Q4 2002	Q1-4 2003	Q1-4 2002
Invoiced sales	**12 880**	12 660	**48 810**	48 700
Cost of goods sold	**-8 802**	-8 437	**-33 497**	-33 013
Gross profit	**4 078**	4 223	**15 313**	15 687
Selling and administrative expenses	**-3 343***	-2 898	**-10 532***	-10 173
Other operating income and expenses	**+70**	+198	**+186**	+257
Operating profit	**805**	1 523	**4 967**	5 771
Financial income and expenses, net	**-193**	-214	**-780**	-708
Profit after financial items	**612**	1 309	**4 187**	5 063
Taxes	**-306**	-310	**-1 212**	-1 431
Minority interests	**-48**	-59	**-187**	-196
Net profit	**258**	940	**2 788**	3 436

* Of which, nonrecurring expenses including write down of goodwill related to Precision Twist Drill, SEK 600 M.

Earnings per share before dilution, SEK	**1.10**	3.70	**11.20**	13.70
Earnings per share after full dilution, SEK	**1.00**	3.70	**10.90**	13.50
Average no. of shares ('000)	**250 013**	250 455	**250 012**	250 512
Average no. of shares after full dilution ('000)	**254 921**	255 367	**254 921**	255 418

Cash-flow statement				
Profit after financial items	**+612**	+1 309	**+4 187**	+5 063
Items not affecting cash flow etc.	**+48**	+19	**-213**	-175
Reversal of depreciation	**+1 330**	+741	**+3 346**	+2 696
Taxes paid	**-277**	-169	**-1 577**	-1 449
Change of inventories	**+405**	-8	**+70**	+285
Change in operating receivables and liabilities	**+112**	-101	**+608**	+770
Cash flow from operations	**+2 230**	+1 791	**+6 421**	+7 190
Investments, acquisitions and divestments	**-952**	-967	**-2 766**	-4 708
Change in short-term loans	**-1 243**	-855	**-3 633**	-895
Change in long-term loans	**+424**	+109	**+2 533**	+1 236
Own shares acquired	**-**	-106	**-**	-230
Dividends paid	**-**	0	**-2 659**	-2 545
Net cash flow	**+459**	-28	**-104**	+48
Liquid funds at beginning of period	**1 528**	2 217	**2 175**	2 258
Exchange-rate differences in liquid funds	**-15**	-14	**-99**	-131
Liquid funds at end of period	**1 972**	2 175	**1 972**	2 175

Balance sheet	**Full year 2003**	Changed principles 1 Jan. 2003 *	Full year 2002
Fixed assets	**22 380**	23 830	23 022
Inventories	**12 147**	12 849	12 849
Current receivables	**11 926**	11 834	12 075
Liquid assets	**1 972**	2 175	2 175
Total assets	**48 425**	50 688	50 121
Shareholders' equity	**21 440**	22 152	23 205
Minority interests	**846**	909	964
Interest-bearing provisions and liabilities	**14 029**	15 285	13 610
Non-interest-bearing provisions and liabilities	**12 110**	12 342	12 342
Total provisions, liabilities and shareholders' equity	**48 425**	50 688	50 121

Change in shareholders' equity	**Q1-4 2003**	Q1-4 2002
Opening equity as shown in approved balance sheet	**23 205**	23 972
Effect of change in accounting principles	**-1 053**	
Opening equity adjusted to new accounting principles	**22 152**	23 972
Translation differences due to changed currency rates	**-1 000**	-1 366
Dividends paid	**-2 500**	-2 380
Own shares acquired	**-**	-124
Loan conversion	**-**	2
Net profit of the period	**2 788**	2 496
Closing balance	**21 440**	22 600

* **Note to balance sheet**

"Interest-bearing provisions and liabilities" includes "for the preceeding year Pension provisions". As of 1 January 2003, Sandvik applies the Swedish Financial Accounting Standards Council's recommendation RR29 Employee Benefits for these items. The rules are based on IAS 19. As a non-recurring effect of the change in accounting principles, the provisions increased by SEK 1 675 M and deferred tax assets (stated in fixed assets) rose by SEK 567 M. At the same time, total shareholders' equity was reduced by SEK 1 053 M and minority interests in shareholders' equity by SEK 55 M, a total of SEK 1 108 M.

Invoiced sales by market area SEK M	Q4 2002	Full year 2002	Q1 2003	Q2 2003	Q3 2003	**Q4 2003**	**Full year 2003**	Change %	Change % [1]
EU	5 180	19 887	5 141	5 049	4 515	**5 099**	**19 802**	0	0
Rest of Europe	979	3 694	811	986	874	**928**	**3 600**	-3	+2
Europe total	6 159	23 581	5 952	6 035	5 389	**6 027**	**23 402**	-1	0
NAFTA	2 825	11 126	2 712	2 581	2 563	**2 414**	**10 270**	-8	+2
South America	474	2 018	472	552	473	**537**	**2 034**	+1	+19
Africa/Middle East	728	2 668	730	717	787	**924**	**3 159**	+18	+14
Asia/Australia	2 474	9 307	2 214	2 445	2 308	**2 978**	**9 945**	+7	+13
Group total	12 660	48 700	12 080	12 330	11 520	**12 880**	**48 810**	0	+5

Order intake by business area **SEK M**									
Svk Tooling	4 618	17 904	4 874	4 550	4 249	**4 514**	**18 187**	+2	+3
Svk Mining and Construction	3 526	14 833	3 828	3 726	3 467	**3 867**	**14 888**	0	+6
Svk Materials Technology	3 542	13 414	3 643	3 152	2 914	**3 081**	**12 790**	-5	+2
Seco Tools[2]	991	4 055	1 060	976	921	**973**	**3 930**	-3	+2
Group activities	3	24	15	6	-1	**15**	**35**	/	/
Group total	12 680	50 230	13 420	12 410	11 550	**12 450**	**49 830**	-1	+4

Invoiced sales by business area **SEK M**									
Svk Tooling	4 757	17 840	4 720	4 522	4 360	**4 488**	**18 090**	+1	+3
Svk Mining and Construction	3 387	13 842	3 266	3 671	3 411	**3 951**	**14 299**	+3	+9
Svk Materials Technology	3 518	12 970	3 049	3 150	2 821	**3 447**	**12 467**	-4	+3
Seco Tools[2]	993	4 017	1 035	969	920	**978**	**3 902**	-3	+2
Group activities	5	31	10	18	8	**16**	**52**	/	/
Group total	12 660	48 700	12 080	12 330	11 520	**12 880**	**48 810**	0	+5

Operating profit by business area **SEK M**							
Svk Tooling	695	2 711	786	705	694	**101**	**2 286**
Svk Mining and Construction	397	1 477	344	364	360	**376**	**1 444**
Svk Materials Technology	342	1 182	181	191	130	**248**	**750**
Seco Tools[2]	199	689	217	162	134	**164**	**677**
Group activities	-110	-288	-73	-19	-14	**-84**	**-190**
Group total	1 523	5 771	1 455	1 403	1 304	**805**	**4 967**

Operating profit by business area **% of invoicing**							
Svk Tooling	15	15	17	16	16	**2**	**13**
Svk Mining and Construction	12	11	11	10	11	**10**	**10**
Svk Materials Technology	10	9	6	6	5	**7**	**6**
Seco Tools[2]	20	17	21	17	15	**17**	**17**
Group total	12	12	12	11	11	**6**	**10**

1) Change compared with year earlier at fixed exchange rates for comparable units.

2) As a result of the majority holding in Seco Tools, Sandvik consolidates this company. For comments, refer to company's interim report.